SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2002

WILLIS GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Ten Trinity Square
London EC3P 3AX, England
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [x]    Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ]      No [x]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SIGNATURES

Contact:

News Release		Investors:	Kerry K. Calaiaro +1 212 837-0880 Email: calaiaro_ke@willis.com

		Media:	Nicholas Jones +44 20 7488-8190 Email: jonesnr@willis.com

Dan Prince +1 212 837-0806 Email: prince_da@willis.com

WILLIS GROUP HOLDINGS REPORTS 73% RISE IN RECORD
FIRST QUARTER 2002 OPERATING RESULTS

London, U.K., April 30, 2002 - Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, today reports record revenue and operating earnings growth for the quarter ended March 31, 2002.

Operating cash earnings for the first quarter, or net income excluding goodwill amortization, and a non-cash charge for performance-based stock options, rose 73% to $83 million, or $0.50 per diluted share, compared to $48 million, or $0.36 per diluted share, a year ago.

Organic revenue growth, excluding the effects of foreign exchange, acquisitions and disposals, was 17% for the quarter ended March 31, 2002, accelerating from 14% in the fourth quarter 2001. Reported revenues increased 20% in the first quarter to $451 million compared to a year ago. EBITDA margin, or revenues less general and administrative expenses to total revenues, was 34% for the first quarter, up from 28% last year and 30% in the fourth quarter 2001.

Joe Plumeri, Chairman and Chief Executive Officer said, I am pleased to report another strong quarterly financial performance. It reflects our efforts to build the sales culture and leverage the strengths of our global resources. Global, North America and International business units each contributed soundly to our success. Our performance demonstrates our ability to consistently grow revenues, maintain disciplined expenses, expand margins, and bring those revenues to the bottom line.

“In this current insurance market characterized by higher premium rates, reduced capacity and more restrictive terms and conditions, our role as broker and client advocate has been greatly enhanced as the profile of risk and risk management has risen. Our model, which focuses on the core brokerage business, encourages our associates to be highly responsive to clients’ needs and to deliver exceptional service.”

At March 31, 2002, total long-term debt was $767 million, down 36% from $1,208 million, including preference shares, a year ago. In addition to using most of the proceeds from the June 12, 2001 initial public offering to repay all the $273 million preference shares outstanding, Willis has made substantial long-term debt repayments from its operating cash flow. The next mandatory debt payment is not due until November 2005.

Joe Plumeri commented, “Our significant earnings, strong cash flow and proceeds from the initial public offering last June have allowed us to significantly reduce our long-term debt and preference shares, and reduce debt to total capitalization to 50%. Willis continues to enhance its financial flexibility through consistently strong performance.”

Reported net income for the quarter ended March 31, 2002, which included a non-cash charge for performance stock options, was $68 million, or $0.43 per diluted share, compared with $39 million, or $0.30 per diluted share, for the same quarter last year. The company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), effective January 1, 2002. The implementation of SFAS 142 led to an increase in diluted earnings per share of approximately $0.06 compared to the first quarter of 2001, while no impairment charges are expected to result from its implementation.

The non-cash charge for performance stock options in the first quarter was $18 million ($15 million, or $0.09 per diluted share, after tax). As previously disclosed, this charge recognizes performance-based options granted to management by the Board of Directors as part of the 1998 buyout arrangement with KKR, for meeting or exceeding 2001 and 2002 targets. The cumulative charge represents approximately 72% of the total estimated charge based on the quarter end stock price. The remaining performance stock option charge will be calculated according to the vesting schedule and any change in the stock price during 2002, and will be recognized quarterly through 2004.

Joe Plumeri concluded, “We are energized by the progress we made in 2001 and the momentum we have sustained through the first quarter of 2002. We will continue our mission to be the world’s best broker, armed with a unified vision and purpose to build a great sales and service culture for success in all market environments.”

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in about 80 countries, its global team of 13,000 associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (NYSE: WSH). Additional information on Willis may be found on its web site www.willis.com.

This press release may contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company’s financial results are contained in the Company’s filings with the Securities and Exchange Commission.

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three months ended
	March 31,

	2002	2001

Revenues:

Commissions and fees	$436	$359

Interest income	15	16

Total Revenues	451	375

Expenses:

General and administrative expenses (excluding non-cash compensation)	297	268

Non-cash compensation – performance options	18	—

Depreciation expense	8	9

Amortization of goodwill	—	9

Total Expenses	323	286

Operating Income	128	89

Interest Expense	17	21

Income before Income Taxes, Equity in Net Income of Associates and Minority Interest	111	68

Income Tax Expense	43	31

Income before Equity in Net Income of Associates and Minority Interest	68	37

Equity in Net Income of Associates	6	9

Minority Interest (including preferred dividends $nil, $6)	(6)	(7)

Net Income	$68	$39

Net Income per Share

- Basic	$0.46	$0.31

- Diluted	$0.43	$0.30

Average Number of Shares Outstanding

- Basic	147	124

- Diluted	159	132

Operating Cash Earnings *	$83	$48

Operating Cash Earnings * per Diluted Share	$0.50	$0.36

Average Diluted Shares, Operating Basis**	166	132

WILLIS GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

* Operating Cash Earnings

Management believes that Operating Cash Earnings is a measure helpful to investors because it shows the results of the company’s trading and finance costs without the impact of non-cash items. The derivation of Operating Cash Earnings from Net Income under US GAAP is shown below:

	Three months ended
	March 31,

	2002	2001

Net Income, as reported	$68	$39

Non-cash compensation — performance options (net of tax $3, nil)	15	—

Amortization of goodwill	—	9

Operating Cash Earnings	$83	$48

** Diluted Shares, Operating Basis

At March 31, 2002, the minimum threshold to trigger the performance options had not been reached and, in accordance with FAS 128, “Earnings per Share”, no such shares were included in the calculation of the reported net income per diluted share. However, management believes it is likely that the performance options will ultimately vest in full. It is therefore helpful to investors to present operating cash earnings per diluted share on the assumption that the performance options had vested in full at March 31, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED

By:	/s/ Mary E. Caiazzo Mary E. Caiazzo Assistant General Counsel

Date: April 30, 2002